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                              March 22, 2024

       Daniel Cerqueira
       Partner, Cravath, Swaine & Moore LLP
       Walt Disney Co
       Worldwide Plaza
       825 Eighth Avenue
       New York, NY 10019

                                                        Re: Walt Disney Co
                                                            Definitive
Additional Soliciting Materials
                                                            Filed March 21,
2024
                                                            File No. 001-38842

       Dear Daniel Cerqueira:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       Press Release

   1.                                                   We note your disclosure
that "...ISS agrees that Perlmutter   s involvement is 'an
                                                        unfortunate
distraction' and that he 'may cast a baleful shadow over the Board' if Peltz is elected." (emphasis
added) We note that ISS does not state that it agrees with the views described therein which
ascribe the phrase    may cast a baleful shadow over the Board    to
                                                        "the company and
others." Please revise your disclosure to clarify ISS's views as expressed in ISS's
report.
 Daniel Cerqueira
Walt Disney Co
March 22, 2024
Page 2



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameDaniel Cerqueira                          Sincerely,
Comapany NameWalt Disney Co
                                                            Division of
Corporation Finance
March 22, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName